UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EPIZYME, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29428V104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29428V104

1)	Names of reporting persons. CELGENE EUROPEAN INVESTMENT COMPANY LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power -0-
	6.	Shared voting power 3,607,974
	7.	Sole dispositive power -0-
	8.	Shared dispositive power 3,607,974
9)	Aggregate amount beneficially owned by each reporting person 3,607, 974
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 4.0%(1)
12)	Type of reporting person (see instructions) OO (limited liability company)

(1)       The percentage ownership is based upon 91,073,942 shares outstanding as of October 25, 2019, as reported on the Form 10-Q filed with the Securities and Exchange Commission on October 31, 2019.

CUSIP No. 29428V104

1)	Names of reporting persons. CELGENE CORPORATION
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 66,666
	6.	Shared voting power 3,607,974
	7.	Sole dispositive power 66,666
	8.	Shared dispositive power 3,607,974
9)	Aggregate amount beneficially owned by each reporting person 3,674,640
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 4.0% (1)
12)	Type of reporting person (see instructions) CO

(1)       The percentage ownership is based upon 91,073,942 shares outstanding as of October 25, 2019, as reported on the Form 10-Q filed with the Securities and Exchange Commission on October 31, 2019.

ITEM 1.

(A)	NAME OF ISSUER:

Epizyme, Inc.

(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

400 Technology Square, Cambridge, Massachusetts 02139

ITEM 2.

(A)	NAME OF PERSONS FILING:

Celgene European Investment Company LLC (“CEIC”)

Celgene Corporation (“Celgene”)

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Celgene European Investment Company LLC

Aon House

30 Woodbourne Ave

Pembroke, HM 08

Bermuda

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(C)	CITIZENSHIP:

Delaware, U.S.A.

(D)	TITLE OF CLASS OF SECURITIES:

Common Stock

(E)	CUSIP NUMBER:

29428V104

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4.	OWNERSHIP.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13G are incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

CELGENE EUROPEAN INVESTMENT COMPANY LLC

By:	/s/ Kevin Mello
	Name:	Kevin Mello
	Title:	Manager

CELGENE CORPORATION

By:	/s/ Katherine R. Kelly
	Name:	Katherine R. Kelly
	Title:	Secretary

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Epizyme, Inc. The undersigned also agree that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

EXECUTED this February 10, 2020.

CELGENE EUROPEAN INVESTMENT COMPANY LLC

By:	/s/ Kevin Mello
	Name:	Kevin Mello
	Title:	Manager

CELGENE CORPORATION

By:	/s/ Katherine R. Kelly
	Name:	Katherine R. Kelly
	Title:	Secretary